2026

Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield

AS AT MARCH 31, 2026 AND DECEMBER 31, 2025 AND FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	13	$651	$682
Restricted cash	14	42	21
Trade receivables and other current assets	15	1,001	992
Financial instrument assets	4	145	157
Due from related parties	18	1,965	1,625
Assets held for sale	3	2,171	466
		5,975	3,943
Financial instrument assets	4	408	435
Equity-accounted investments	12	948	1,014
Property, plant and equipment, at fair value	7	38,456	39,699
Goodwill	11	825	809
Deferred income tax assets		185	179
Other long-term assets		197	188
Total Assets		$46,994	$46,267
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$644	$777
Financial instrument liabilities	4	479	405
Due to related parties	18	1,068	1,011
Non-recourse borrowings	8	2,326	2,772
Provisions		9	7
Liabilities directly associated with assets held for sale	3	1,001	220
Interests held in BRHC by the partnership	10	6,347	5,245
BEPC exchangeable and class A.2 exchangeable shares	10	6,064	5,016
		17,938	15,453
Financial instrument liabilities	4	677	474
Non-recourse borrowings	8	12,669	12,492
Deferred income tax liabilities		7,410	7,339
Provisions		354	349
Due to related parties	18	512	485
Other long-term liabilities		451	443
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	9,279	9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	336	333
The partnership	10	(2,632)	(406)
Total Equity		6,983	9,232
Total Liabilities and Equity		$46,994	$46,267

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2026	2025
Revenues	18	$883	$907
Other income		47	23
Direct operating costs(1)		(415)	(368)
Management service costs	18	(46)	(23)
Interest expense	8	(373)	(413)
Share of losses from equity-accounted investments	12	(6)	(2)
Foreign exchange and financial instruments loss	4	(70)	(21)
Depreciation	7	(294)	(307)
Other		(14)	(17)
Remeasurement of interests held in BRHC by the partnership	10	(1,102)	123
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	10	(933)	100
Income tax (expense) recovery
Current	6	(11)	(36)
Deferred	6	32	29
		21	(7)
Net loss		$(2,302)	$(5)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(113)	$(10)
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	(3)	—
The partnership	10	(2,186)	5
		$(2,302)	$(5)
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2026	2025
Net loss		$(2,302)	$(5)
Other comprehensive (loss) income that will not be reclassified to net loss:
Revaluations of property, plant and equipment	7	(23)	2
Deferred income tax recovery on above items		2	—
Total items that will not be reclassified to net loss		(21)	2
Other comprehensive income (loss) that may be reclassified to net loss:
Foreign currency translation		322	554
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	4	(204)	4
Unrealized loss on foreign exchange swaps – net investment hedge	4	(89)	(164)
Reclassification adjustments for amounts recognized in net loss	4	19	—
Deferred income tax recoveries on above items		13	4
Total items that may be reclassified subsequently to net income		61	398
Other comprehensive income		40	400
Comprehensive (loss) income		$(2,262)	$395
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(76)	$280
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	3	10
The partnership	9	(2,189)	105
		$(2,262)	$395
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2025	$(10,619)	$(1,715)	$11,953	$(25)	$(406)	$333	$9,305	$9,232
Net loss	(2,186)	—	—	—	(2,186)	(3)	(113)	(2,302)
Other comprehensive income (loss)	—	48	(3)	(48)	(3)	6	37	40
Capital contributions (Note 9)	—	—	—	—	—	—	188	188
Change in Ownership	(37)	—	(94)	—	(131)	—	131	—
Dividends declared	—	—	—	—	—	—	(284)	(284)
Other	86	(1)	7	2	94	—	15	109
Change in period	(2,137)	47	(90)	(46)	(2,226)	3	(26)	(2,249)
Balance, as at March 31, 2026	$(12,756)	$(1,668)	$11,863	$(71)	$(2,632)	$336	$9,279	$6,983

Balance, as at December 31, 2024	$(7,825)	$(1,653)	$10,790	$29	$1,341	$259	$10,508	$12,108
Net income (loss)	5	—	—	—	5	—	(10)	(5)
Other comprehensive income	—	97	1	2	100	10	290	400
Capital contributions	—	—	—	—	—	—	101	101
Dividends declared	—	—	—	—	—	—	(149)	(149)
Other	(14)	—	6	(2)	(10)	—	(3)	(13)
Change in period	(9)	97	7	—	95	10	229	334
Balance, as at March 31, 2025	$(7,834)	$(1,556)	$10,797	$29	$1,436	$269	$10,737	$12,442
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2026	2025
Operating activities
Net loss		$(2,302)	$(5)
Adjustments for the following non-cash items:
Depreciation	7	294	307
Unrealized financial instruments loss	4	85	2
Share of losses from equity-accounted investments	12	6	2
Deferred income tax recovery	6	(32)	(29)
Other non-cash items		19	51
Remeasurement of interests held in BRHC by the partnership	10	1,102	(123)
Remeasurement of BEPC exchangeable and class A.2 shares	10	933	(100)
Dividends received from equity-accounted investments	12	3	—
		108	105
Changes in due to or from related parties		36	(13)
Net change in working capital balances		(87)	18
		57	110
Financing activities
Proceeds from non-recourse borrowings	8	637	663
Repayment of non-recourse borrowings	8	(297)	(652)
Capital contributions from non-controlling interests	9	305	101
Exchangeable share issuance	10	115	—
Distributions paid:
To participating non-controlling interests	9	(284)	(149)
Related party borrowings, net	18	(299)	141
		177	104
Investing activities
Investment in property, plant and equipment	7	(195)	(248)
Investment in equity-accounted investments	12	(15)	(20)
Restricted cash and other		(41)	16
		(251)	(252)
Cash and cash equivalents
Decrease		(17)	(38)
Foreign exchange gain on cash		8	27
Net change in cash classified within assets held for sale		(22)	1
Balance, beginning of period		682	624
Balance, end of period		$651	$614
Supplemental cash flow information:
Interest paid		$332	$244
Interest received		17	10
Income taxes paid		19	15
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company”) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on October 3, 2024 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”).
The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable and Brookfield Renewable Corporation, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield”. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is Brookfield Place, 225 Liberty Street, New York, NY, United States.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2025 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2025 audited consolidated financial statements, except for the adoption of new standards effective as of January 1, 2026, refer to Note 1 (d) Recently adopted accounting standards.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company on May 1, 2026.
Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, £, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company is currently assessing the impact of adopting this standard.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on the company.
2. DISPOSAL OF ASSETS
On January 9, 2026, the company, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of approximately $230 million ($111 million net to the company). The company continues to consolidate the business. As at March 31, 2026, the company, together with its institutional partners, own a 50% interest in the portfolio. Subsequent to the quarter, the company, together with its institutional partners, agreed to the sale of its remaining 50% interest, refer to Note 3 - Assets Held for sale and Note 19 - Subsequent events for more details.
3. ASSETS HELD FOR SALE
As at March 31, 2026, assets held for sale include the following:
U.S. Renewable Portfolio
During the first quarter of 2026, the company, together with its institutional partners, agreed to the sale of 132 MW portfolio of operating wind and solar assets in the United States for proceeds of approximately $89 million ($57 million net to the company).
U.S. Hydroelectric Portfolio
Subsequent to the quarter, the company, together with its institutional partners, agreed to the sale of a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to the company). This portfolio forms part of a broader 448 MW portfolio of hydroelectric assets, which includes an additional 45 MW of operating hydroelectric assets that were subject to a separate purchase and sale agreement and were recognized as held for sale as at December 31, 2025. As at March 31, 2026 the combined portfolio had a consolidated post-tax accumulated revaluation surplus of $827 million ($203 million net to the company) that would be reclassified to equity upon disposition and the combined portfolio had $474 million ($112 million net to the company) of accumulated depreciation.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents	$27	$6
Trade receivables and other current assets	18	9
Financial instrument assets	12	10
Property, plant and equipment	2,113	441
Deferred income tax assets	1	—
Assets held for sale	$2,171	466
Liabilities
Current liabilities	$11	4
Non-recourse borrowings	885	133
Financial instrument liabilities	75	65
Deferred income tax liabilities	5	—
Provisions	10	8
Other long-term liabilities	15	10
Liabilities directly associated with assets held for sale	$1,001	$220

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks the company is exposed to since the December 31, 2025 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2026				December 31, 2025
(MILLIONS)	Level 1	Level 2	Level 3	Total(1)	Total(1)
Assets measured at fair value:
Cash and cash equivalents	$651	$—	$—	$651	$682
Restricted cash(2)	108	—	—	108	81
Financial instrument assets(2)
IFRS 9 PPAs	—	—	43	43	78
Energy derivative contracts	—	80	—	80	104
Interest rate swaps	—	91	—	91	85
Foreign exchange swaps	—	11	—	11	5
Property, plant and equipment	—	—	38,456	38,456	39,699
Liabilities measured at fair value:
Financial instrument liabilities(2)
IFRS 9 PPAs	—	(24)	(428)	(452)	(253)
Energy derivative contracts	—	(124)	—	(124)	(154)
Interest rate swaps	—	(69)	—	(69)	(59)
Foreign exchange swaps	—	(290)	—	(290)	(201)
Tax equity	—	—	(221)	(221)	(212)
Liabilities for which fair value is disclosed:
Interests held in BRHC by the partnership(3)	(6,347)	—	—	(6,347)	(5,245)
BEPC exchangeable and class A.2 exchangeable shares(3)	(6,064)	—	—	(6,064)	(5,016)
Non-recourse borrowings(2)	(1,661)	(13,351)	—	(15,012)	(15,362)
Total	$(13,313)	$(13,676)	$37,850	$10,861	$14,232
(1)Excludes $328 million (2025: $320 million) of investments in debt securities measured at amortized cost.
(2)Includes both the current amount and long-term amounts.
(3)BEPC class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 10 – BEPC Exchangeable Shares, BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares, the BEPC class B shares meet certain qualifying criteria and are presented as equity.

There were no transfers between levels during the three months ended March 31, 2026.
Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2026			December 31, 2025
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$43	$452	$(409)	$(175)
Energy derivative contracts	80	124	(44)	(50)
Interest rate swaps	91	69	22	26
Foreign exchange swaps	11	290	(279)	(196)
Investments in debt securities	328	—	328	320
Tax equity	—	221	(221)	(212)
Total	553	1,156	(603)	(287)
Less: current portion	145	479	(334)	(248)
Long-term portion	$408	$677	$(269)	$(39)

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt securities
The company’s investments in debt securities are classified as amortized cost.
The following table reflects the gains (losses) included in foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
IFRS 9 PPAs	$(41)	$(2)
Energy derivative contracts	(10)	2
Interest rate swaps	—	2
Foreign exchange swaps	(12)	(17)
Tax equity	(1)	(8)
Foreign exchange (loss) gain	(6)	2
	$(70)	$(21)
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
IFRS 9 PPAs	$(196)	$32
Energy derivative contracts	(22)	(21)
Interest rate swaps	13	(7)
Foreign exchange swaps	1	—
	(204)	4
Foreign exchange swaps - net investment	(89)	(164)
	$(293)	$(160)

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$22	$17
IFRS 9 PPAs	—	(8)
Interest rate swaps	(3)	(9)
	$19	$—
5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric (hydroelectric, pumped storage and other sustainable solutions), 2) wind, 3) solar (utility-scale solar and distributed generation) and 4) corporate. This best reflects the way in which the CODM reviews the results of the company.
During the fourth quarter of 2025, the company completed the sale of a 700 MW portfolio of distributed generation assets in the United States, that represented substantially all of the assets within the Distributed Energy & Sustainable Solutions segment. Accordingly, the Distributed Energy & Sustainable Solutions segment is no longer presented as a separate reportable segment in the current period. Prior period comparative information for our distributed generation business has been reclassified to reflect this change, with results previously reported in the Distributed Energy & Sustainable Solutions segment now included within the Solar segment, to conform to the current period presentation. The remaining assets of the Distributed Energy & Sustainable Solutions segment, which are compromised of a pumped storage business, alongside other sustainable solutions operations, have been presented within the hydroelectric segment for the current and prior periods.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and material accounting policy information.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items, and (3) other income includes items that are considered within the company’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income (loss).
The company uses Funds From Operations “FFO” to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2026:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Revenues	$421	$35	$48	$—	$504	$(14)	$393	$883
Other income(3)	86	7	1	—	94	(22)	(25)	47
Direct operating costs	(215)	(19)	(16)	(2)	(252)	16	(179)	(415)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	20	—	20
	292	23	33	(2)	346	—	189
Management service costs	—	—	—	(46)	(46)	—	—	(46)
Interest expense(1)	(98)	(9)	(17)	—	(124)	14	(192)	(302)
Current income tax expense	(4)	(1)	—	—	(5)	—	(6)	(11)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	(14)	—	(14)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	9	9
Funds From Operations	190	13	16	(48)	171	—	—
Depreciation								(294)
Foreign exchange and financial instrument loss								(70)
Deferred income tax recovery								32
Other								(14)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)								(71)
Remeasurement of interests held in BRHC by the partnership								(1,102)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares								(933)
Share of losses from equity-accounted investments(1)								(12)
Net income attributable to non-controlling interests(2)								107
Net loss attributable to the partnership(5)								$(2,186)
(1)Share of losses from equity-accounted investments in the consolidated statement of income (loss) of $6 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines. Total interest expense of $373 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
(2)Net loss attributable to non-controlling interests in the consolidated statement of income (loss) of $116 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $94 million, includes the company’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 2 - Disposal of Assets and Note 4 - Risk Management And Financial Instruments and for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $25 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2025:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Revenues	$342	$42	$56	$—	$440	$(81)	$548	$907
Other income(3)	5	13	6	—	24	(3)	2	23
Direct operating costs	(166)	(22)	(16)	(2)	(206)	33	(195)	(368)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	51	—	51
	181	33	46	(2)	258	—	355
Management service costs	—	—	—	(23)	(23)	—	—	(23)
Interest expense(1)	(61)	(10)	(16)	—	(87)	7	(170)	(250)
Current income tax expense	(9)	—	—	—	(9)	2	(29)	(36)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	(9)	—	(9)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	(156)	(156)
Funds From Operations	111	23	30	(25)	139	—	—
Depreciation								(307)
Foreign exchange and financial instrument gain								(21)
Deferred income tax recovery								29
Other								(17)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)								(163)
Remeasurement of interests held in BRHC by the partnership								123
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares								100
Share of losses from equity-accounted investments(1)								(44)
Net income attributable to non-controlling interests(2)								166
Net loss attributable to the partnership(5)								$5
(1)Share of losses from equity-accounted investments in the consolidated statement of income (loss) of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines. Total interest expense of $413 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
(2)Net loss attributable to non-controlling interests in the consolidated statement of income (loss) of $10 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $24 million, includes the company's share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). Note 2 - Risk Management And Financial Instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $2 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership					Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
As at March 31, 2026
Cash and cash equivalents	$234	$33	$51	$—	$318	$(16)	$349	$651
Property, plant and equipment	16,544	1,716	1,612	—	19,872	(965)	19,549	38,456
Total assets	19,834	2,041	1,873	318	24,066	(309)	23,237	46,994
Total liabilities	10,960	1,325	1,742	12,485	26,512	(309)	13,808	40,011

As at December 31, 2025
Cash and cash equivalents	$283	$46	$67	$1	$397	$(23)	$308	$682
Property, plant and equipment	17,058	1,722	1,603	—	20,383	(1,001)	20,317	39,699
Total assets	19,808	2,032	1,876	212	23,928	(332)	22,671	46,267
Total liabilities	11,091	1,262	1,626	10,332	24,311	(332)	13,056	37,035

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Geographical Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Hydroelectric	$637	$632
Wind	107	123
Solar	139	152
Total	$883	$907
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2026	December 31, 2025
North America	$18,140	$19,795
Colombia	15,626	15,375
Brazil	3,975	3,818
Europe	1,663	1,725
	$39,404	$40,713
6. INCOME TAXES
The company's effective income tax rate was 0.9% for the three months ended March 31, 2026 (2025: 350.0%). The effective tax rate is different than the statutory rate primarily due to the non-deductible remeasurement of exchangeable shares and dividends presented as interest expense, rate differentials, changes in tax assets not recognized and non-controlling interest income not subject to tax.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2025	$29,208	$4,175	$4,450	$6	$37,839
Additions	38	1	4	1	44
Transfer from construction work-in-progress	—	134	187	—	321
Transfer to assets held for sale	(1,670)	—	—	—	(1,670)
Items recognized through OCI:
Change in fair value	(24)	—	—	1	(23)
Foreign exchange	432	41	79	—	552
Items recognized through net income:
Change in fair value	—	(1)	(1)	—	(2)
Depreciation	(142)	(79)	(73)	—	(294)
As at March 31, 2026	$27,842	$4,271	$4,646	$8	$36,767
Construction work-in-progress
As at December 31, 2025	$280	$542	$868	$170	$1,860
Additions	3	35	96	33	167
Transfer to property, plant and equipment	—	(134)	(187)	—	(321)
Items recognized through OCI:
Foreign exchange	(6)	8	(19)	—	(17)
As at March 31, 2026	$277	$451	$758	$203	$1,689
Total property, plant and equipment, at fair value
As at December 31, 2025(2)(3)	$29,488	$4,717	$5,318	$176	$39,699
As at March 31, 2026(2)(3)	$28,119	$4,722	$5,404	$211	$38,456
(1)Includes battery storage.
(2)Includes right-of-use assets not subject to revaluation of $49 million (2025: $29 million) in our hydroelectric segment, $103 million (2025: $104 million) in our wind segment, $127 million (2025: $118 million) in our solar segment, and nil (2025: $8 million) in other.
(3)Includes land not subject to revaluation of $145 million (2025: $204 million) in our hydroelectric segment, $12 million (2025: $12 million) in our wind segment, and $40 million (2025: $40 million) in our solar segment.

8. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The composition of non-recourse borrowings is presented in the following table:

	March 31, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(2)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	8.0	5	$8,959	$8,982	7.5	5	$9,310	$9,368
Wind	5.6	7	2,180	2,150	5.8	7	2,114	2,103
Solar	5.6	10	3,933	3,880	5.9	9	3,926	3,891
Total	7.1	6	$15,072	$15,012	6.9	6	$15,350	$15,362
Add: Unamortized premiums and discounts(2)			9				9
Less: Unamortized financing fees(2)			(86)				(95)
Less: Current portion			(2,326)				(2,772)
			$12,669				$12,492
(1)Includes $1 million (2025: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.

Supplemental Information
The following table outlines changes in the company's borrowings as at March 31, 2026:

(MILLIONS)	As at December 31, 2025	Net cash flows from financing activities	Non-cash
			Transfer to liabilities held for sale	Other(1)	As at March 31, 2026
Non-recourse borrowings	$15,264	$340	(752)	$143	$14,995
(1)Includes foreign exchange and amortization of unamortized premiums, discounts and financing fees.

9. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2026	December 31, 2025
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,279	$9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	336	333
	$9,615	$9,638

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2025	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Distributions	Change in Ownership	Other	As at March 31, 2026
Brookfield Americas Infrastructure Fund	78%	$39	$—	$—	$—	$—	$—	$9	$48
Brookfield Infrastructure Fund II	43% - 60%	1,171	(33)	(20)	—	(232)	—	10	896
Brookfield Infrastructure Fund III	23% - 71%	745	(30)	(46)	—	(2)	—	(2)	665
Brookfield Infrastructure Fund IV	75%	871	(10)	48	—	—	—	1	910
Brookfield Infrastructure Income Fund	7% - 25%	812	(10)	7	—	(4)	—	—	805
Isagen institutional partners	54%	4,268	2	106	—	(35)	—	1	4,342
Isagen public non-controlling interests	0.3%	24	—	1	—	—	—	—	25
The Catalyst Group	25%	196	2	—	—	—	—	—	198
TerraForm Power	19%	113	(13)	—	—	—	—	(1)	99
Other	1.3% - 80%	1,066	(21)	(59)	188	(11)	131	(3)	1,291
Total		$9,305	$(113)	$37	$188	$(284)	$131	$15	$9,279

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

10. BEPC EXCHANGEABLE SHARES, BRHC EXCHANGEABLE SHARES, CLASS A.2 EXCHANGEABLE SHARES, BRHC CLASS B SHARES AND BRHC CLASS C SHARES
The BEPC exchangeable shares, BRHC class B shares, BRHC class C shares and class A.2 exchangeable non-voting shares of BRHC (“class A.2 exchangeable shares”) are classified as liabilities due to their exchange and cash redemption features. However, BEPC class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 43,661 BEPC class B shares issued and outstanding as at March 31, 2026 (December 31, 2025: 43,661).
BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC.
BRHC class B and BRHC class C shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC.
The class A.2 exchangeable shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units on a one-for-one basis. BEPC, however, has the right, at its sole discretion, to satisfy any such redemption request at its cash equivalent.
As at March 31, 2026, the BEPC exchangeable shares, BRHC class B shares, and BRHC class C shares were remeasured to $32.64 per share to reflect the NYSE closing price of a BEP unit. The class A.2 exchangeable shares up to the ownership cap were remeasured to $39.83 per share and the remaining shares were remeasured to $32.64 per share to reflect the NYSE closing price of a BEPC share and a BEP unit respectively. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss).
As at March 31, 2026, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
During the three months ended March 31, 2026, nil BEPC exchangeable shares were exchanged for an equal number of BEP LP units resulting in no change to the BEPC exchangeable and class A.2 exchangeable shares financial liability (2025: 35,313 of BEPC exchangeable shares resulting in a decrease of less than $1 million). During the three months ended March 31, 2026, the company declared dividends $71 million (2025: $68 million) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and nil (2025: $95 million) on its outstanding BRHC class C shares. Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the interim consolidated statements of income (loss).
During the first quarter of 2026, the company established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three months ended March 31, 2026, 2,776,796 BEPC exchangeable shares were issued for gross proceeds of approximately $115 million.
In December 2025, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2026.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table provides a continuity schedule of outstanding BEPC exchangeable, class A.2 exchangeable shares, BRHC class B shares and BRHC class C shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	Class A.2 exchangeable shares outstanding (units)	BRHC class B shares outstanding (units)	BRHC class C shares outstanding (units)	Shares classified as financial liability ($ millions)
Balance, as at December 31, 2025	144,885,110	34,719,683	110	194,460,874	$10,261
Share issuances	2,776,796	—	—	—	115
Remeasurement of liability	—	—	—	—	2,035
Balance, as at March 31, 2026	147,661,906	34,719,683	110	194,460,874	$12,411

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

11. GOODWILL
The following table provides a reconciliation of goodwill for the three months ended March 31, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$809
Foreign exchange and other	16
Balance, as at March 31, 2026	$825
12. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments for the three months ended March 31, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$1,014
Investment	15
Share of losses	(6)
Dividends received	(3)
Foreign exchange translation and other(1)	(72)
Balance, as at March 31, 2026	$948
(1)Includes the decrease in the underlying net assets of a strategic partnership formed with a renewable energy operator and developer in South America. Refer to Note 18 - Related party transactions for more details.
13. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Cash	$393	$376
Short-term deposits	221	261
Cash subject to restriction	37	45
	$651	$682
14. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Credit obligations	$78	$51
Operations	30	29
Development projects	—	1
Total	108	81
Less: non-current	(66)	(60)
Current	$42	$21

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Trade receivables	$560	$532
Collateral deposits(1)	104	150
Tax receivables	72	68
Prepaids and other	66	56
Short-term deposits and advances	54	60
Inventory	33	32
Other short-term receivables	112	94
	$1,001	$992
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Accounts payable	$247	$338
Operating accrued liabilities	138	188
Interest payable on non-recourse borrowings	133	113
Current portion of lease liabilities	29	29
Income tax payable	22	23
BEPC exchangeable shares distributions payable(1)	18	17
Other	57	69
	$644	$777
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at March 31, 2026, the company had $1,319 million (2025: $863 million) of capital expenditure commitments of which $536 million is payable in 2026, $427 million is payable in 2027, $327 million is payable in 2028 to 2030, and $29 million thereafter.
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund, Brookfield Global Transition Fund II, and Catalytic Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at March 31, 2026 were $1,246 million (December 31, 2025: $1,672 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
18. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and its related parties.
The company has entered into two deposit agreements with one or more subsidiaries of the partnership, one as depositor or lender and one as depositee or borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the company, as borrower, entered into a credit agreement with a subsidiary of the partnership, as lender, pursuant to which the subsidiary of the partnership established a revolving credit facility in the aggregate principal amount of $150 million in favour of the company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Credit facilities and funds on deposit
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at SOFR plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at March 31, 2026 (December 31, 2025: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with consolidated subsidiaries of the company that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. As at March 31, 2026, there were $117 million (2025: $376 million) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.11% to 3.73%. Funds placed on deposit are reflected within due from related parties on the consolidated statements of financial position. Interest income earned on the deposits placed with Brookfield Renewable for the three months ended March 31, 2026 totaled less than $1 million (2025: less than $1 million).
From time to time the company may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with the company up to a limit of $750 million per deposit. Interest incurred on such deposits fall between the interest rate that would otherwise be payable by the company under credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at March 31, 2026, there were $83 million (2025: nil) of funds placed on deposit with the company, which carries an interest rate of 3.11% to 3.84%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three months ended March 31, 2026 totaled less than $1 million (2025: nil).
The company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, Brookfield Infrastructure Debt Fund, and The Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Brookfield Wealth Solutions
From time to time Brookfield Wealth Solutions and its related entities may agree to provide financing to the company. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and market rates, in capital raises undertaken by the company that are recognized within non-recourse borrowings on the consolidated statements of financial position. As at March 31, 2026, the company, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $458 million (December 31, 2025: $458 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.
Other
During the first quarter of 2026, the company, together with its institutional partners, agreed to the sale of a 132 MW portfolio of operating wind and solar assets in the United States for proceeds of approximately $89 million ($57 million net to the company), of which 33.3% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.7% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, the company, together with its institutional partners agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to the company), to a consortium managed by BAM, at a value equivalent to what was agreed to with an

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

unaffiliated third party that acquired 25% during the first quarter of 2026. Refer to Note 3 - Assets held for sale for more details. The closing of this transaction is subject to customary closing conditions.
Transactions with unaffiliated Brookfield associates
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2026	2025
Revenues
Power purchase and revenue agreements	$6	$24

Other income
Interest income	$13	$10

Direct operating costs
Energy purchases	$(8)	$(9)
Energy marketing fee & other services	(4)	(6)
	$(12)	$(15)

Interest expense
Borrowings and distributions(1)	$(36)	$(130)

Other
Related party services expense	$(1)	$(1)

Management service costs	$(46)	$(23)
(1)Includes distributions for the three months ended March 31, 2026 on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $4 million, $14 million and nil, respectively (2025: $4 million, $13 million and $95 million, respectively).

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2026	December 31, 2025
Current assets
Due from related parties
Amounts due from	Brookfield	$16	$16
	The partnership	1,927	1,590
	Equity-accounted investments and other	22	19
		$1,965	$1,625

Current liabilities
Due to related parties
Amounts due to	Brookfield	$56	$67
	The partnership	872	903
	Brookfield Wealth Solutions and associates	24	24
	Equity-accounted investments and other	116	17
		$1,068	$1,011

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$7	$9
	The partnership	70	42
	Brookfield Wealth Solutions and associates	434	434
	Equity-accounted investments and other	1	—
		$512	$485

19. SUBSEQUENT EVENTS
Subsequent to the quarter, the company, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to the company). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Corporation	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

GENERAL INFORMATION
Corporate Office
Brookfield Place
225 Liberty Street
8th Floor
New York, NY
10281-1048
United States
Tel:  (212) 417-7000
https://bep.brookfield.com
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
320 Bay Street
14th floor
Toronto, Ontario, M5H 4A6
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Randy MacEwen
Patricia Zuccotti
Stephen Westwell

Exchange Listing
NYSE: BEPC (exchangeable shares)
TSX:    BEPC (exchangeable shares)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com/bepc

NYSE: BEPC
TSX: BEPC.UN